March 11, 2025

Timothy Noyes
Chief Executive Officer
Aerovate Therapeutics, Inc.
930 Winter Street, Suite M-500
Waltham, MA 02451

       Re: Aerovate Therapeutics, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed February 24, 2025
           File No. 333-283562
Dear Timothy Noyes:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 18, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4
Questions and Answers about the Merger
Why am I receiving this proxy statement/prospectus?, page 2

1. We note your response to prior comment 3. Specifically, we note the statement in your response that the issuance of the Aerovate pre-funded warrants and Aerovate
       Series A Preferred Stock are being registered as part of the registration statement.
       However, the disclosure in this section and in the added explanatory note on page 1 states only that the prospectus is used to offer shares of Aerovate common stock.
       Please revise your disclosures as appropriate to clarify, consistent with your response, that the prospectus also is used to offer the Aerovate pre-funded warrants and
       Aerovate Series A Preferred Stock.
 March 11, 2025
Page 2
The Special Meeting in Lieu of Annual Meeting of Aerovate Stockholders Solicitation of Proxies, page 100

2. We note your added disclosure that you have retained Innisfree M&A as your proxy solicitor. Please revise your disclosure to state the material features of any contract or arrangement for such solicitation and the cost or anticipated cost thereof. Refer to
       Item 4(a)(3) of Schedule 14A.
Opinion of Aerovate's Financial Advisor, page 117

3. We note your response to prior comment 13. Specifically, although we note your response that Lucid did not review any pro forma financial effects of the merger, as well as your deletion of the corresponding statement on page 118, the Lucid Opinion filed as Annex G states that Lucid "[r]eviewed certain pro forma financial effects of the Merger." Please tell us how to reconcile this apparent inconsistency or otherwise advise. In addition, we do not see disclosure of the "cash burn model" referenced both on page 118 and in the Lucid Opinion. Please direct us to this disclosure or, as previously requested, provide us with your analysis as to whether such model is material. In your analysis, tell us whether the projections presented in this model were used or relied upon by your board of directors or Lucid in reaching the fairness determination, whether they effected the merger consideration, exchange ratio or other materials terms of the transaction during negotiations, and how the projections related to the merger consideration. Alternatively, revise your discussion to disclose the projections.
U.S. Federal Income Tax Considerations of the Merger, page 133

4. We note your response to prior comment 15, including the forms of legal opinion filed as Exhibits 8.1 and 8.2 to the registration statement. Please tell us when counsel expects to deliver these tax opinions. Refer to Sections III.D.2 and III.D.3 of Staff
       Legal Bulletin No. 19. In addition, if you intend the exhibits to constitute short-form opinions, please revise your registration statement to clearly state that the disclosure under U.S. Federal Income Tax Considerations of the Merger is the opinion of counsel and clearly identify and articulate the opinion being rendered. Refer to
       Section III.B.2 of Staff Legal Bulletin No. 19.

       Please contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Chris Edwards at 202-551-6761 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Edwin M. O'Connor, Esq.